13B

3-15

SECURITI 05038754 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Ashton Clayton Financial Group~~ Ashton-Clayton Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 South Avenue
(No. and Street)

Staten Island (City) New York (State) 10314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Stalanski 718-477-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dambro + Carbone, LLP
(Name – *if individual, state last, first, middle name*)

8102 3rd Avenue (Address) Brooklyn (City) New York (State) 11209 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD P. ASHTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHTON - CLAYTON FINANCIAL GROUP, as of DECEMBER 31st, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Robert S. Danischewski
Notary Public, State of New York
No 43-4817709, Richmond County
Term Expires March 30,2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ashton Clayton Financial Group, LLC

Index To Financial Statements

Dambro & Carbone, LLP

8102 3rd Avenue Brooklyn, NY 11209	450 7th Avenue New York, NY	39-21 Bell Blvd. Bayside, New York
Phone 718-746-7503		Fax 718-746-7513

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Ashton Clayton Financial Group, LLC:

We have audited the accompanying balance sheet of Ashton Clayton Financial Group, LLC (a Limited Liability Company) as of December 31, 2004, and the related statements of operations, changes in Members' equity and cash flows for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Clayton Financial Group, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matthew F. Carbone, CPA

Ashton Clayton Financial Group, LLC

Balance Sheet
December 31, 2004

Assets

Current Assets:	
Cash	$ 88,006
Clearing Deposit	15,010
Other Receivables	85,489
Total Current Assets	188,507
Fixed Assets	31,176
Accumulated Depreciation	(31,176)
Net Book Value	0
Total Assets	$188,506

Liabilities And Members' Equity

Current Liabilities:	
Accounts Payable	$ 2,023
Commission Payable	62,917
Accrued Expenses	2,476
Total Current Liabilities	67,417
Total Liabilities	67,417
Members' Equity:	
Members Equity	23,173
Net Additions	1,489
Current Income (Loss)	121,090
Total Members' Equity	121,090
Total Liabilities and Members' Equity	$188,506

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

Statement of Operations

For the Year Ended December 31, 2004

Income:	
Commission Income	$ 1,256,241
Investment & Other Income	3,950
Total Income	1,260,191
Expenses:	
Commissions	956,364
Clearing Costs	617
Licenses & Permits	18,632
Employee Costs	47,054
Advertising	4,931
Occupancy	51,775
Insurance	16,276
Communications	12,910
Regulatory & Membership	10,730
Professional Services	25,431
Depreciation	3,645
Interest	81
General & Administrative	15,317
Total Expenses	1,163,763
Net Income	$ 96,428

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

	Total
Members' Equity January 1, 2004	$ 23,173
Year Current Income (Loss)	96,428
Additions	11,489
Withdrawals	(10,000)
Members' Equity December 31, 2004	$ 121,090

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 96,428
Depreciation Expense	3,645
Net Increase in Other Receivables	(71,338)
Net Decrease in Accounts Payable	(4,064)
Net Increase in Commission Payable	52,967
Net Increase in Accrued Expenses	(523)
Net Cash Used In Operating Activities	77,115
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	0
Net Cash Used In Investing Activities	0
Cash Flow From Financing Activities:	
Contributions From Members	11,489
Withdrawals By Members	(10,000)
Net Cash Provided By Financing Activities	1,489
Net Increase in Cash	78,604
Cash, beginning of year	9,402
Cash, end of year	$ 88,006

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Ashton Clayton Financial Group, LLC ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its business will focus on serving the needs of individual investors who seek specialized advice and recommendations based on their own individual needs and interest. Management has elected a December 31 year-end for the Company.

The Company recommends investment strategies and executes trades on behalf of clients. Customer accounts are maintained at Fiserv Correspondent Services, Inc. The Company has an agreement with Fiserv Correspondent Services, Inc. to execute and clear trades on behalf of the Company, therefore, the Company is exempt from SEC rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash & Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

Utilization of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Financial Statements
These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America.

Property Plant & Equipment
Property plant & equipment are carried at cost less accumulated depreciation computed by the straight-line and accelerated methods. The estimated useful life to the various classes of assets on which current provisions were based is as follows: Furniture & Fixtures, 7 years; Equipment, 5 years; and Computers, 5 Years.

NOTE 3. FIXED ASSETS

A summary of fixed assets is as follows:

Furniture & Fixtures	$ 17,430
Equipment	5,425
Computers	8,321
Total Fixed Assets	31,176
Accumulated Depreciation	(31,176)
Net Book Value	0

NOTE 4. RENT

The Company rented office space at 1000 South Ave Staten Island, NY into a month-to-month lease. The monthly rent for the period from January 1, 2004 to December 31, 2004, is $3,780 plus utilities.

NOTE 5. NET CAPITAL REQUIREMENTS

As a SEC registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2004, the Company had net capital of $121,090 which was $114,348 in excess of required net capital of $5,000. The Company's net capital ratio was 56 to 1.

Supplemental Information

Ashton Clayton Financial Group, LLC

Computation of Net Capital

December 31, 2004

Net Capital:

Total Ownership Equity qualified for Net Capital	$ 121,090
Less: Non-allowable Assets	0
Total Net Capital	121,090
Haircuts	0
Net Capital	121,090
Minimum Dollar Requirement	5,000
Excess Net Capital	$ 116,090

Aggregate Indebtedness:

Aggregate indebtedness as included in Statement of Financial Condition	$ 67,416
Ratio of aggregate indebtedness to Net Capital	56:1

Reconciliation:

Net Capital as per the December 31, 2004 Unaudited FOCUS Report, as filed	$ 121,090
Net Adjustments	0
Net Capital as per the December 31, 2004 Audited Report, as filed	$ 121,090

Dambro & Carbone, LLP

8102 3rd Avenue
Brooklyn, NY 11209

450 7th Avenue
New York, NY

39-21 Bell Blvd.
Bayside, New York

Phone 718-746-7503

Fax 718-746-7513

PRIVATE & CONFIDENTIAL

February 28, 2005

Ashton Clayton Financial Group
1000 South Ave
Staten Island, NY 10304

In planning and performing our audit of the financial statements and supplemental schedules of Ashton-Clayton Financial Group, LLC (the "Company"), for the year ended December 31, 2004 we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use for the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matthew F. Carbone, CPA
Partner
Dambro & Carbone, LLP